GKN Securities Corp.
                              1 State Street Plaza
                            New York, New York 10004

                                                            November 28, 2000

Investec Ernst & Company
One Battery Park Plaza
New York, New York 10004
Attention: Michael Rabinowitz

            Re:      Registered Employees of GKN Securities Corp. ("GKN")
                     ----------------------------------------------------

Dear Mike:

      This letter agreement is meant to set forth our mutual understanding regarding the terms by which certain registered employees of GKN will be terminated by GKN and subsequently offered employment by Investec Ernst & Company ("Investec Ernst").

1. Subject to the fulfillment of the conditions set forth in paragraph 2 below, Investec Ernst agrees to offer employment to those registered employees of GKN mutually agreed upon by the parties and set forth on Annex A attached hereto (the "Employees") on or about December 18, 2000, or such other date as GKN and Investec Ernst shall mutually agree upon (the "Employment Date"). GKN shall file all Form U-5s and Investec Ernst shall file all Form U-4s required in connection with the respective terminations and hirings of the Employees.

2. As a condition to Investec Ernsts agreement to offer employment to the Employees, GKN agrees:

       a)  to terminate the Employees on or before the Employment Date;

       b)  to refer all of the Employees to the employ of Investec Ernst;

       c) to grant an electronic, negative transfer of the Employees' client accounts to Investec Ernst;

       d) prior to the Employment Date and at the sole discretion of Investec Ernst, to either enforce or waive any and/or all rights of GKN and its subsidiaries regarding noncompetition of the Employees and nonsolicitation of customers by the Employees under the Association Agreements previously entered into between each Employee and GKN; and

       e) at the sole discretion of Investec Ernst, to either enforce or waive any and/or all rights of GKN and its subsidiaries regarding any advances, bonuses, commissions, or other payments remitted to any of the Employees by GKN pursuant to letter agreements previously entered into between such Employees and GKN setting forth the respective terms of such Employees' employment with GKN.

3. In consideration of the foregoing, Investec Ernst will pay to GKN certain fees (the "Override Fees") as set forth on Annex B hereto. Such fees shall be payable to GKN as set forth on Annex B hereto, via bankcheck and accompanied by reasonable supporting documentation as requested by GKN.

4. Other than the Employees, without the prior consent of GKN, Investec Ernst shall not, for a period of 180 days following the Employment Date, hire directly from GKN any individual who was a registered employee of GKN on the Employment Date (each, a "Later Employee"). Except as otherwise set forth herein, if any Later Employees are hired by Investec Ernst, whether with GKNs consent (in cases of hires made within 180 days of the Employment Date) or without GKNs consent (in cases of hires made after 180 days from the Employment
Date), the other provisions of this Agreement, including Section 3, shall apply with respect to the Later Employees to the same extent as with the Employees, whether or not expressed.

5. In the event Investec Ernst merges with another company and is not the survivor of the merger, or shall otherwise be purchased, or shall sell the assets comprising its brokerage business, a condition to such transaction shall be the buyers assumption of all obligations owed by Investec Ernst to GKN hereunder on the terms set forth herein.

6. The parties agree that if any Employee shall leave the employ of Investec Ernst at any time during the three year period following the Employment Date, Investec Ernst shall use its reasonable efforts to reassign all of such Employee's customer accounts to one or more of the Employees remaining at Investec Ernst.

7. Each of GKN and Firebrand Financial Group, Inc., a Delaware corporation ("Firebrand"), covenants and agrees and shall cause each of their respective affiliates, subsidiaries, officers, directors, shareholders, control persons, employees, affiliates, agents and representatives not to solicit, employ or otherwise entice away from Investec Ernst or any of its affiliates or subsidiaries any Employee or Later Employee or any client account for a period of four and one-half (4-1/2) years from the date hereof.

8. GKN and Firebrand, jointly and severally, agree to indemnify, defend and hold harmless Investec Ernst and its respective successors, assigns, directors, officers, shareholder, control persons, employees, affiliates, agents, representatives, accountants and attorneys (collectively, the "Investec Parties") from and against any and all costs and expenses (including, without limitation, reasonable attorneys' fees and reasonable expenses of investigation), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement imposed on, incurred or suffered by or asserted against any Investec Party, directly or indirectly, as a result of, arising out of or in connection with: (i) each Employee's prior employment with GKN;
(ii) any alleged successor liability of Investec Ernst; and (iii) any breach by GKN of its representations, warranties, covenants or agreements contained in this Agreement.

9. Investec Ernst agrees to indemnify, defend and hold harmless each of Firebrand and GKN and their respective successors, assigns, directors, officers, shareholders, control persons, affiliates, agents, representatives, accountants and attorneys (collectively, the "GKN Parties") from and against any and all costs and expenses (including, without limitation, reasonable attorneys' fees and reasonable expenses of investigation), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement imposed on, incurred or suffered by or asserted against any GKN Party, directly or indirectly, as a result of, arising out of or in connection with: (i) each Employee's employment with Investec Ernst to the extent and only to the extent that any such matter arises solely out of such Employee's employment with Investec Ernst; and (ii) any breach by Investec Ernst of its representations, warranties, covenants or agreements contained in this Agreement.

10. Each party hereto agrees to use all reasonable efforts to take or cause to be taken all actions, and to do or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to expeditiously consummate and make effective the transactions contemplated by this letter agreement, including, without limitation, the making of any filings with, and the procurement of any authorizations and consents from, regulatory agencies or other persons or entities. If for any reason the transactions set forth in this letter agreement cannot be consummated due to no fault of either party hereto, this letter agreement shall be deemed terminated and shall be of no further force and effect. In the event of a termination, neither party shall possess any further rights and obligations hereunder, except that neither party shall hire the employees of the other for a period of 180 days from the date hereof.

11. Both parties hereto shall maintain the provisions of this letter agreement in confidence. Neither party shall make any disclosure, or shall make or issue or cause to be made or issued any announcement or statement, to any third party or the general public, regarding this letter agreement or any activities under this letter agreement without the prior written consent of the other party; provided however Firebrand may make such disclosure as is required by any applicable law, rule or regulation; provided further that if such disclosure is required to be made and Firebrand reasonably believes that it is required to name Investec Ernst or any of its subsidiaries or affiliates, Firebrand will provide written notice to Investec Ernst of such requirement at least 5 business days prior to any such filing.

12. This letter agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties.

13. The respective rights and obligations of the parties contained in this letter agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.

14. This letter agreement shall be governed by the laws of the State of New York, without regard to conflicts of law principals.

15. Any and all disputes arising under this letter agreement shall be submitted to binding arbitration in New York City using the facilities of the New York Stock Exchange, Inc. Judgment upon any such arbitration award may be entered in any court of competent jurisdiction in New York City, and each party hereto expressly consents to the jurisdiction of any such court and to venue therein.

16. Any term or provision of this letter agreement which for any reason and to any extent is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability, without rendering invalid or unenforceable the remaining terms and provisions of this letter agreement in that jurisdiction, and without affecting the validity or enforceability of any of the terms or provisions of this letter agreement in any other jurisdiction.

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
        If this letter correctly sets forth our understanding, please so acknowledge by signing in the space indicated below.


                                                Sincerely,


                                                GKN SECURITIES CORP.

                                                By:  /s/ Peter R. Kent





                                                FIREBRAND FINANCIAL GROUP, INC.


                                                By:  /s/ Peter R. Kent
                                                   (as to paragraphs 7, 8
                                                    and 11 only)

AGREED TO AND ACCEPTED BY

INVESTEC ERNST & COMPANY


By:  /s/ Michael Rabinowitz
         Michael Rabinowitz
         Senior Vice President

                                     ANNEX A



New York Employees
------------------


Cooney, Paul
Lustig, Alain
Jaigobind, Ramnarian
Rosemond, William
Bychkov, Oleg
Gbaje, Confrence
Petrokansky, Michael
Gabdoullin, Natalia
Castagna, Joseph
Cannon, Kevin
Scarimbolo, Nick
Zappone, Franco
Kierans, Edward
Sleeper, Russell
Karlin, David
Marron, John
Yusupov, David
Edwards, Isaih
Keane, Patrick
Granther, Clifford
Balestra, Daniel
Jackson, Willie
Murray, Allan
Lekanides, Angelo
Lawler, Joseph
Geraci, Dorothea
Iacobi, Alexandru
Rizzo, Francis
Gimeli, Michael
Diaz, David
Rizzo, Albert
Lewis, Gregory
Peer, Donald
Keenoy, Francis
Brannan, Wayne
Frelinghuysen, Dennis
Sharma, Rajoo
Inamdar, Jitendra

Marcus, Brad
Ravens, Michael
Liew, Chee Way
Tracey, Theodore
Arias, Illasser
Everstein, Neil
Oro, Samuel


Connecticut Employees
---------------------


Kurz, Elliot
Grenier, Mark
Naft, Scott
Peck, Robert
Shebar, Kevin
Merolle, Louis
Rowe, Donloy
Klein, Rafael
Mason, Michael

                                     Annex B

                                      Fees


        Investec Ernst shall pay to GKN Override Fees equal to the percentage, as set forth below, of the gross commissions and sales concessions generated, in each of the respective years following the Employment Date, by the Employees set forth on Annex A hereto and the Later Employees, if any; provided, that if the amount of the Override Fee in any year does not exceed the Guaranteed Payment for such year, any deficit between the Guaranteed Prepayment and the amount of the Override Fee will be applied to any payment due by Investec Ernst to GKN in the following year. For purposes hereof, the calculation of Override Fees shall begin on the Employment Date, except that if any Later Employee shall be hired in accordance with the provisions of this Agreement, the portion of the Override Fees generated in that year by such Later Employee shall be calculated from the date of such Later Employee's employment with Investec Ernst. For each respective year following the Employment Date, a guaranteed prepayment (each, a "Guaranteed Prepayment") shall be paid to GKN which shall count towards the total Override Fees for such year as follows:

    Year                       Override Fee %            Guaranteed Prepayment
    ----                       --------------            ---------------------
      1                                6%                       $500,000
      2                                8%                       $400,000
      3                                8%                       $300,000

        For example, the Override Fees for Year 1 shall exceed the Guaranteed Prepayment only if the total commissions and sales concessions generated by the Employees and the Later Employees, if any, in such year exceeds $8,333,333 (as 6% of $8,333,333 equals the $500,000 prepayment).

        The three Guaranteed Payments shall be paid to GKN on the Employment Date, the first anniversary of the Employment Date and the second anniversary of the Employment Date, respectively. Any Override Fees in excess of the respective year's Guaranteed Prepayment shall be paid to GKN within 45 days after the end of each quarter, to the extent earned.

         Nothing contained herein shall be deemed an obligation of Investec Ernst to retain any Employee or Later Employee for any period of time following the Employment Date.